SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 2)
ASA (Bermuda) Limited

(Name of Issuer)
Common Stock

(Title and Class of Securities)
G3156P103

(CUSIP Number)
Bruno Sanglé-Ferrière
Carrousel Capital Ltd.
Hammond House
117 Piccadilly
London W1J 7JU
+44 20 7823 7044

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 5, 2007

(Date of Event which Requires Filing of this Statement)
          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover Page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover Page.
The information required on the remainder of this cover Page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following Pages)
(Page 1 of 9 Pages)

CUSIP No. G3156P103	Schedule 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS The Carrousel Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		241,569

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		241,569

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	241,569

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.5%

14	TYPE OF REPORTING PERSON*

	CO; IV1
*SEE INSTRUCTIONS BEFORE FILLING OUT!

1 Not registered under the Investment Company Act of 1940.

CUSIP No. G3156P103	Schedule 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS The Carrousel Fund II Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		271,837

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		271,837

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	271,837

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.8%

14	TYPE OF REPORTING PERSON*

	CO; IV1
*SEE INSTRUCTIONS BEFORE FILLING OUT!

1 Not registered under the Investment Company Act of 1940.

CUSIP No. G3156P103	Schedule 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Benchmark Plus Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		256,433

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		256,433

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	256,433

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON*

	CO; IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G3156P103	Schedule 13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS Carrousel Capital Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		769,839

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		769,839

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	769,839

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.0%

14	TYPE OF REPORTING PERSON*

	CO; IA1
*SEE INSTRUCTIONS BEFORE FILLING OUT!

1 Not registered under the Investment Advisers Act of 1940.

CUSIP No. G3156P103	Schedule 13D	Page 6 of 9 Pages

1	NAME OF REPORTING PERSONS Bruno Sanglé-Ferrière

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	France

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		769,839

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		769,839

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	769,839

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.0%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G3156P103	Schedule 13D	Page 7 of 9 Pages

Item 1. Security and Issuer
Item 3. Source and Amount of Funds or Other Consideration
Item 5. Interest in Securities of the Issuer
SIGNATURE

Item 1.	Security and Issuer.
          This Amendment No. 2 to the statement on Schedule 13D amends Items 3 and 5 of the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 12, 2007 and amended by Amendment No. 1 filed on October 2, 2007, which relates to the shares of common stock, $1.00 par value per share (the “Common Stock”), of ASA (Bermuda) Limited, a Bermuda limited liability company (the “Issuer”). The principal executive offices of the Issuer are located at 11 Summer Street, 4th Floor, Buffalo, New York 14209.

Item 3.	Source and Amount of Funds or Other Consideration.
          Item 3 is hereby amended and restated in its entirety to read as follows:
          The funds used to purchase the shares of Common Stock described in this statement were derived from Benchmark’s investment capital in the discretionary account managed by Carrousel. The aggregate amount of the funds used to purchase all of the shares was $4,870,409.86.

Item 5.	Interest in Securities of the Issuer.
          Item 5 is hereby amended and restated in its entirety to read as follows:
          (a) As of the date hereof, Carrousel and Sanglé-Ferrière beneficially own: (i) 241,569 shares of Common Stock with Carrousel Fund I, which represents approximately 2.5% of the issued and outstanding Common Stock; (ii) 271,837 shares of Common Stock with Carrousel Fund II, which represents approximately 2.8% of the issued and outstanding Common Stock; and (iii) 256,433 shares of Common Stock with Benchmark, which represents approximately 2.7% of the issued and outstanding Common Stock. Accordingly, Carrousel and Sanglé-Ferrière, as of the date hereof, are the beneficial owners of an aggregate of 769,839 shares of Common Stock, constituting approximately 8.0% of the issued and outstanding shares of Common Stock. To the knowledge of each of the Reporting Persons, no other person identified in Item 2 beneficially owns any shares of Common Stock.
          (b) As of the date hereof, Carrousel and Sanglé-Ferrière: (i) share voting and dispositive power with respect to 241,569 shares of Common Stock with Carrousel Fund I; (ii) share voting and dispositive power with respect to 271,837 shares of Common Stock with Carrousel Fund II; and (iii) share voting and dispositive power with respect to 256,433 shares of Common Stock with Benchmark. Accordingly, Carrousel and Sanglé-Ferrière, as of the date hereof, have voting power and dispositive power over an aggregate of 769,839 shares of Common Stock, constituting approximately 8.0% of the issued and outstanding shares of Common Stock. To the knowledge of each of the Reporting Persons, no other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock. The information contained in Item 2 relating to the persons identified in this Item 5(b) is incorporated by reference.
          (c) Except as described below and as reported in Amendment No. 1 to the Schedule 13D, filed on October 2, 2007, no transactions in the shares of Common Stock were effected by the Reporting Persons, or, to their knowledge, any of the persons identified in Item 2, during the past 60 days.
          During the past 60 days, the following purchases of Common Stock from a broker-dealer have been made for Benchmark’s discretionary account:

CUSIP No. G3156P103	Schedule 13D	Page 8 of 9 Pages

	NUMBER OF SHARES OF COMMON STOCK
DATE OF PURCHASE	BOUGHT	PRICE PAID/SHARE
September 18, 2007	3,500	$65.06
September 20, 2007	3,100	$70.48
September 21, 2007	2,200	$70.31
September 24, 2007	7,850	$71.42
September 25, 2007	500	$70.75
September 26, 2007	3,500	$72.06
September 27, 2007	6,200	$72.92
September 27, 2007	5,196	$72.92
October 2, 2007	10,300	$72.52
October 2, 2007	8,576	$72.17
October 3, 2007	10,000	$72.51
October 4, 2007	1,200	$72.39
October 4, 2007	3,900	$71.89
October 5, 2007	1,800	$73.38
          (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.
          (e) Not applicable.

CUSIP No. G3156P103	Schedule 13D	Page 9 of 9 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 18, 2007

THE CARROUSEL FUND LTD.
By:	/s/ Bruno Sanglé-Ferrière
	Name:	Bruno Sanglé-Ferrière
	Title:	Attorney-in-fact

THE CARROUSEL FUND II LIMITED
By:	/s/ Bruno Sanglé-Ferrière
	Name:	Bruno Sanglé-Ferrière
	Title:	Attorney-in-fact

BENCHMARK PLUS MANAGEMENT, LLC
By:	/s/ Bruno Sanglé-Ferrière
	Name:	Bruno Sanglé-Ferrière
	Title:	Attorney-in-fact

CARROUSEL CAPITAL LTD.
By:	/s/ Bruno Sanglé-Ferrière
	Name:	Bruno Sanglé-Ferrière
	Title:	Director

/s/ Bruno Sanglé-Ferrière
Bruno Sanglé-Ferrière